Exhibit 99.1

High Tide Reports Second Quarter 2021 Financial Results Featuring a 99% Increase in Revenue and Another Record Adjusted EBITDA of $4.7 Million

CALGARY, AB, June 28, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, filed its financial results for the second fiscal quarter of 2021 ending April 30, 2021, the highlights of which are included in this news release. The full set of Condensed Interim Consolidated Financial Statements and Management's Discussion and Analysis can be viewed by visiting High Tide's website at www.hightideinc.com, its profile page on SEDAR at www.sedar.com.

High Tide Inc. - June 28, 2021 (CNW Group/High Tide Inc.)

Second Quarter 2021 – Financial Highlights:

  Revenue increased by 99% to $40.9 million in the three months ended April 30, 2021, compared to $20.6 million in the same quarter last year. The second quarter of 2021 financial results incorporate the acquisition of META Growth Corp. on November 18, 2020, and Smoke Cartel, Inc. on March 24, 2021.
  Gross profit increased by 93% to $15.0 million in the three months ended April 30, 2021, compared to $7.8 million in the same quarter last year.
  Gross profit margin in the three months ended April 30, 2021, was 37% compared to 38% in the same quarter last year.
  Adjusted EBITDA(1) for the three months ended April 30, 2021, was $4.7 million compared to $1.8 million for same quarter last year.
  Geographically in the three months ended April 30, 2021, $35.0 million of revenue was earned in Canada, $5.7 million in the United States and $0.2 million internationally.
  Segment-wise in the three months ended April 30, 2021, $38.4 million of revenue was generated by Retail, $2.5 million by Wholesale, and an immaterial amount by Corporate.
  Cash on hand as at April 30, 2021, totaled $29.4 million compared to $7.5 million as at October 31, 2020.

"I am extremely proud of our results this quarter, especially given the macro backdrop we faced. In Ontario, the largest cannabis market in Canada, due to pandemic related restrictions, our stores were closed for in-person shopping throughout most of the second quarter with only click-and-collect and delivery permitted by regulations," said Raj Grover, President and Chief Executive Officer. "Even during this difficult market environment, we continued to advance our bricks and mortar and online business. Despite the challenges and our continued rapid growth, we were able to increase not only our revenue, but also our Adjusted EBITDA sequentially to a new record of $4.7 million. This is a clear testament to the strength of our operations and our management team's ability to outperform in tougher markets. It also highlights the robustness of our unique and diversified ecosystem which includes omni-channel retail of cannabis, consumption accessories and hemp derived CBD products as well as manufacturing and distribution of licensed and proprietary consumption accessories. Ontario has now moved to allow in-store shopping with capacity limits which should bolster sales, coupled with our recent acquisitions of FABCBD and Daily High Club, we expect to deliver continued revenue and EBITDA growth in the third quarter," added Mr. Grover.

Second Quarter 2021 – Operational Highlights:

  The Company completed the acquisition of Smoke Cartel, Inc. on March 24, 2021, enhancing the Company's e-commerce business.
  Over $23.0 million of debt converted into the Company's common shares.
  The Company closed an oversubscribed bought deal equity financing on February 22, 2021, for gross proceeds of $23.0 million.
  The Company launched the sale of hemp derived CBD products on Grasscity.
  The Company extended the maturity date and reduced the related interest rate from 10% to 7% of convertible debt with strategic partner.
  The Company reported sales of approximately $0.8 million on Cannabis holiday "420."
  The Company filed a base shelf prospectus in the amount of $100,000,000.
  The Company opened thirteen cannabis retail locations under the Canna Cabana and META banners: five in Ontario and eight in Alberta.

Subsequent Events:

  Approximately 151,240 (Q121 – 96,629) members have joined Cabana Club to date, with over 50% of our average daily transactions are conducted by Club members.
  The Company completed the acquisition of 80% of Fab Nutrition, LLC (operating as FABCBD) for US$20.6 million. The Company has the option to acquire the remaining 20% over a 3-year period.
  The Company closed an oversubscribed bought deal equity financing on May 26, 2021, for gross proceeds of $23.2 million.
  The Company announced the filing of Form 40-F with the U.S. Securities and Exchange Commission fulfilling a significant milestone for the NASDAQ listing.
  The Company completed a 15:1 share consolidation on May 14, 2021, and began trading on the Nasdaq on June 2, 2021, under the symbol "HITI".
  The Company was added to two prominent ETFs: Cannabis ETF ('THCX") and AdvisorShares Pure Cannabis ETF ("YOLO").
  The Company announced the elimination of its senior secured debt.
  The Company opened three new stores in Alberta.
  Through the COVID-19 pandemic, all retail branded locations have remained operational, despite the complex conditions facing the retail industry across Canada. On Friday June 11, 2021, the Company stores in Ontario reopened to in-store shopping at 15% capacity as per revised provincial regulations.
  The Company announced the acquisition of DHC Supply LLC (operating as Daily High Club) for US$10.0 million. The transaction is expected to close imminently.

Selected financial information for the three and six months ended April 30, 2021:

(Expressed in thousands of Canadian Dollars)

	Three Months Ended April 30,			Six Months Ended April 30,
	2021 $	2020 $	% Change	2021 $	2020 $	% Change
Revenue	40,868	20,571	99%	79,187	34,286	131%
Gross profit	14,998	7,755	93%	29,766	12,548	137%
Total operating expenses	(19,509)	(7,599)	157%	(36,322)	(14,509)	150%
Adjusted EBITDA(a)	4,720	1,733	166%	9,322	951	880%
Net (loss) income from operations	(4,511)	156	(2992%)	(6,556)	(1,961)	234%
Net loss	(12,266)	(4,912)	150%	(29,111)	(8,857)	229%
Loss per share (basic)	(0.02)	(0.02)	0%	(0.06)	(0.04)	50%

(a)	Adjusted EBITDA is a non-IFRS financial measure.

The following is a reconciliation of Adjusted EBITDA to Net Loss:

	Three Months Ended April 30,		Six Months Ended April 30,
	2021	2020	2021	2020
Net loss	(12,266)	(4,912)	(29,111)	(8,858)
Income taxes	(124)	162	464	77
Accretion and interest	2,838	2,529	5,540	4,263
Depreciation and amortization	7,714	1,545	13,808	2,814
EBITDA (1)	(1,838)	(676)	(9,299)	(1,704)
Foreign exchange	5	(17)	94	(21)
Transaction and acquisition costs	889	173	2,470	795
Debt restructuring (gain) loss	-	-	(1,145)	-
Revaluation of derivative liability (2)	3,988	125	14,472	(314)
(Gain) Loss on extinguishment of debenture	-	186	516	186
Impairment loss	-	247	-	247
Share-based compensation	1,517	72	2,070	99
Revaluation of marketable securities	159	1,663	144	1,663
Adjusted EBITDA (1)	4,720	1,773	9,322	951

(1)	Earnings before interest, taxes, depreciation, and amortization ("EBITDA") and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company's operating performance and therefore highlight trends in Company's core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

(2)	The Company recorded a loss from the revaluation of derivative liability of $3,988 during the second quarter of 2021 (2020: loss of $125). This non-cash accounting charge primarily relates to warrants issued to Windsor Private Capital in connection with the loan agreement entered into on January 6, 2020. The cashless exercise feature in the warrants creates a derivative liability which is required to be revalued each reporting period. The increase in our share price during the quarter resulted in an increase in the derivative liability.

Outlook

High Tide continues to have a leading position in the Canadian bricks and mortar cannabis market with 87 locations across the country.  The Company is focused on expanding its footprint in Ontario and expects to increase its store count in the province from 18 today, and reach 30 open stores by September 30, 2021, the date on which the cap that any one retailer can own is set to increase from 30 to 75.  COVID related restrictions in the second quarter limited the Company's stores in Ontario to click and collect and delivery only, which negatively impacted sales.  On June 11, 2021, in store shopping resumed in our stores in Ontario.  While still early, we have seen a boost in sales as a result – which would be consistent with our prior experience coming out of the previous two lockdowns in the province.  The Company also expects to enter British Columbia in the coming months.

In addition to continued expansion in Canadian bricks and mortar cannabis, the Company expects further growth ahead as a result of its U.S.-focused businesses.  Specifically, the second quarter's results included only 37 days of contribution from Smoke Cartel.  Since the end of the second quarter, High Tide has closed the acquisition of FABCBD and expects to close the acquisition of Daily High Club imminently.  We believe that strengthening our unique cannabis ecosystem across the value chain by geography and segment offers meaningful synergy opportunities and creates a stronger company which is better positioned to thrive regardless of short-term dynamics in any one area.

The Company has been actively following developments in the U.S. cannabis sector, and while it appears that further liberalisation regarding the federal regulatory and legislative environment is possible, our immediate strategy does not rely on regulatory change.  Despite this, we remain just one transaction away from entering the bricks and mortar retail market in the U.S. when federally permissible.  High Tide believes it is well positioned to take advantage of the growing ancillary and hemp derived CBD markets and estimates its current revenue run rate in the U.S., pro forma for the announced acquisitions, to be approximately $50 million today.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBITDA,[1] with 87 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide's retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co., and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com and Smokecartel.com, and more recently in the hemp-derived CBD space through CBDcity.com and FABCBD.com as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release are forward-looking information or forward-looking statements, including, but not limited to (i) the Company's application to list on the NASDAQ; (ii) the Company's plans to adjust its business model and pursue expansion opportunities in the United States and Europe (iii) the Alcohol and Gaming Commission of Ontario's intentions to increase the pace of Retail Store Authorizations it issues from 20 to 30 a week; (iv) the Company's expectation to reach 30 open stores in Ontario by September, 30, 2021; (v) the Company's expectations to profitably open new stores in Alberta, including several locations in the month of April; (vi) the Company's belief that it is well positioned to take advantage of the growing ancillary and hemp derived CBD markets in the United States and estimates regarding its current revenue run rate in the United States, pro forma for the Smoke Cartel acquisition, to be over $25 million as of the date of this release; (vii) the Company's expectations to further expand the Company's operations in the United States through discussions with various parties across the federally permissible ecosystem in the United States; and (viii) the Company's belief that its application to list its shares on the Nasdaq may accelerate the Company's growth. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations, or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the Company's ability to execute on its business plan and that the Company will have sufficient funds to execute on its strategic growth objectives in 2021, including the ability of the Company to pursue and finance the potential acquisitions and new store openings referenced in this release; the Company's ability to successfully list its shares on the Nasdaq;  and that the Company will not be required to implement any measures to address unanticipated developments (including developments relating to COVID-19) affecting the Company's business, which could adversely affect the Company's proposed business plan. However, there can be no assurance that any one or more of the governments, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

______________________________
[1] Adjusted EBITDA is a non-IFRS financial measure.

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For further information: Media Inquiries, Omar Khan, Senior Vice President, Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 17:38e 28-JUN-21